Exhibit 99.12

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	03	01	2007	15	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	23,400	15,615	129,754
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	467.00p	483.50p	543.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP - Edinburgh 2

coform	88(2)cont
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	03	01	2007	15	01	2007

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	588,173
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	743.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Ltd CREST ID 002	Ordinary	325,899

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Lloyds TSB Registrars Corporate Nominee Limited	Ordinary	367,390

Address
Highdown House Yeoman Way Worthing West Sussex
UK postcode BN99 6DA

Name	Class of shares allotted	Number allotted
David White	Ordinary	705

Address
43 Valley Mills Road Mount Albert Ontario L0G 1M0
UK postcode

Name	Class of shares allotted	Number allotted
Claude A Swanson Hornsby	Ordinary	62,948

Address
Route 620 Auburn P.O. Box 735 North Virginia 23123 USA
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 16/01/07
M J White
secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you If there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
	DX number	DX exchange